Steven F. Carman
Partner

111 Congress Avenue, Suite 1400
Austin, TX 78701
Direct: 512.370.3451
steve.carman@huschblackwell.com

December 4, 2014

Kevin Woody, Branch Chief
United States Securities and
 Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	CorEnergy Infrastructure Trust, Inc. (the “Company”)
Amendment No. 1 to Form 10-K for year-ended December 31, 2013
Filed on March 19, 2014 (the “Form 10-K”)
File No. 001-33292

Dear Mr. Woody:

This letter is written in response to your December 3, 2014 comment letter on the Form 10-K filed by the Company. For your convenience, we have repeated the comments in your letter, and we have set forth our responses to those comments in boldface below.

Amendment No. 1 to Form 10-K for the year ended December 31, 2013

Item7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30

Results of Operations, page 33

1.	We note your response to our prior comment three and your proposed revisions. Please further review the second table in Exhibit C to disaggregate the items within Other Income (Expenses), as the amount associated with this line item in your second table is not the same amount as this line item on your Consolidated Statements of Operations.

Attached for your review is a revised Exhibit C. As you requested, the second table has been revised to disaggregate the items within Other Income (Expenses).

Attached as Exhibit 1 to this letter is a letter, on Company letterhead and signed by the Chief Accounting Officer of the Company, confirming the requested acknowledgements.

Please let us know of any additional comments or questions you may have.

Sincerely,

/s/ Steven F. Carman

Steven F. Carman

cc: Ms. Rebecca Sandring
CorEnergy Infrastructure Trust, Inc.

Exhibit C

The following table presents a reconciliation of income attributable to CORR stockholders reported in the consolidated statements of operations and comprehensive income to Adjusted EBITDA

	For the Years Ended
	December 31, 2013	November 30, 2012	November 30, 2011
Adjusted EBITDA Attributable to CORR Stockholders	$15,819,465	$5,580,540	$2,498,469
Other Adjustments:
Net distributions and dividend income not recorded as income	(1,222,615)	(4,985,370)	(2,916,455)
Net realized and unrealized gain on securities	5,366,553	20,181,877	4,583,748
Other Income	-	-	40,000
Depreciation & amortization	(11,491,285)	(1,118,269)	(364,254)
Interest expense, net	(3,288,378)	(81,123)	(36,508)
Non-controlling interest attributable to depreciation, amortization and interest expense	2,268,117	-	-
Income Tax Benefit (Expense)	(2,949,518)	(7,228,934)	(882,857)
Income Attributable to CORR Stockholders	$4,502,339	$12,348,721	$2,922,143

Adjusted EBITDA per share (basic and diluted)	$0.66	$0.61	$0.27
Net earnings per share (basic and diluted)	$0.19	$1.34	$0.32
FFO per share (basic and diluted)	$0.54	$0.60	N/A
AFFO per share (basic and diluted)(1)	$0.52	$0.43	N/A
Book value per share (basic and diluted)(2)	$7.34	$10.76	N/A

Exhibit 1

December 3, 2014

CorEnergy Infrastructure Trust, Inc.
1100 Walnut, Suite 3350
Kansas City, MO 64106

Kevin Woody, Branch Chief
United States Securities and
Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	CorEnergy Infrastructure Trust, Inc.
Amendment No.1 to Form 10-K for year –ended December 31, 2013
Filed on March 19, 2014
File No. 001-33292

Dear Mr. Woody:

This letter is provided in conjunction with the response by CorEnergy Infrastructure Trust, Inc. (the Company) to the United State Securities and Exchange Commission comment letter dated November 14, 2014 regarding the Form 10-K filed by the Company for the year-ended December 31, 2013. The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Rebecca Sandring

Rebecca Sandring
Chief Accounting Officer

1100 Walnut Suite 3350 Kansas City, MO 64106 | Main: 816.875.3705 | Fax: 816.875.5875 | corenergy.corridortrust.com